SCHEDULE 13D

            Under the Securities Exchange Act of 1934
 				                  Amendment No. 5

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                      David S. Klafter, Esq.
                     Karenina Properties LLC
         Gotham Partners, L.P. and Gotham Partners II, L.P.
                   110 East 42nd Street, 18th fl.
                    New York, New York  10017
                         (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                       November 21, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.  EIN 13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,960,558

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,386,430
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,960,558
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,309,680

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    3,346,988

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    41.83%

     14        TYPE OF REPORTING PERSON*
                    PN
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                          SCHEDULE 13D

CUSIP No. 515062107                               Page 3 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Karenina Properties, LLC  EIN 13-3965725

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,309,680

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        76,750
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,309,680
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,386,430

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    17.33%

     14        TYPE OF REPORTING PERSON*
                    OO

                           SCHEDULE 13D

CUSIP No. 515062107                                Page 4 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.  EIN 13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            21,542

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,386,430
                9   SOLE DISPOSITIVE POWER
  REPORTING          21,542
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,309,680

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,407,972

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     17.6%

     14        TYPE OF REPORTING PERSON*
                    PN
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                                                Page 5 of 11 Pages


     To the extent set forth herein, this Amendment No.5 amends and supplements the statement on Schedule 13D, as amended by amendment nos. 1, 2, 3 and 4 (the "Statement"), filed by Gotham Partners, L.P., Karenina Properties, LLC ("Karenina Properties") and Gotham Partners II, L.P. (collectively referred to herein as the "Reporting Persons") relating to the Common Stock, $0.50 par value ("Common Stock"), of Landmark Land Company, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Statement.



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                                                   Page 6 of 11 Pages


Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended to add the following:

     (a) As of the date of Amendment No. 4 to this Statement, Karenina Properties, Gotham and Gotham II collectively beneficially owned 3,368,530 shares of Common Stock, representing approximately 42.1% of the outstanding shares of Common Stock. As of the date of Amendment No. 4 to this Statement, Gotham beneficially owned an aggregate of 3,346,998 or 41.83% of the outstanding shares of Common Stock, of which (i) 1,960,558 shares were directly owned by Gotham, (ii) 1,309,680 shares were indirectly owned by Gotham through Karenina Propeties, and (iii) 76,750 shares were subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. As of the date of Amendment No. 4 to this Statement, Karenina Properties beneficially owned an aggregate of 1,386,430 shares of Common Stock, representing approximately 17.3% of the outstanding shares of Common Stock, of which
(i) 1,309,680 were directly owned by Karenina Properties and
(ii) 76,750 shares were subject to a proxy granted to Gotham and Karenina Properties by Mr. Waxman. As of the date of Amendment No. 4 to this Statement, Gotham II beneficially owned an aggregate of 1,407,972 or 17.6% of the outstanding shares of Common Stock, of which (i) 21,542 shares were directly owned by Gotham II, (ii) 1,309,680 were indirectly owned by Gotham II through its ownership of Karenina Properties, and
(iii) 76,750 share were subject to a proxy granted to Gotham and Karenina Properties, as to the latter of which Gotham II shares ownership. The percentages in this paragraph are calculated based upon 8,001,170 outstanding shares of Common Stock of the Company, as of September 30, 1991, as reported in the Company's Form 10Q dated of September 30, 1991. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham and Gotham II).

     (b) Each of Gotham, Gotham II and Karenina Properties has sole power to vote and to dispose of all of the Common Stock directly owned by it. Each of Gotham and Karenina Properties has shared voting powers with respect to the 76,750 shares of Common Stock as to which Mr.
Waxman gave them a proxy, and Gotham II indirectly shares voting powers of said shares through its ownership of Karenina Properties. Each of Gotham, Gotham II and Karenina Properties shares the power to vote and dispose of the shares of Common Stock owned by Karenina Properties.

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     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 9, 1997

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
				                      William A. Ackman
                          President

                KARENINA PROPERTIES, LLC

                	    By: /s/ William A. Ackman
                          William A. Ackman
                          Manager


                GOTHAM PARTNERS II, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President


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